FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 10, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF HEATING FURNACE AT MECHEL TARGOVISTE

Targoviste, Romania – April 10, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that the walking-beam heating furnace of the medium-section mill at its Mechel Targoviste Romanian subsidiary has been commissioned following its reconstruction at the facility. The furnace reconstruction was performed in line with Mechel Targoviste’s production capacities modernization program planned for 2007-2011.

The walking-beam furnace is designed to heat billets before feeding them to the rolling mill, which manufactures finished products. The subsidiary manufactures carbon and low alloy steel rolled products as well as forged and calibrated products for machine building, automotive, hardware, bearing, and pipe producing industries.

Investments in the new project totaled about US$5.8 million.  The equipment was supplied by Techint (Tenova) of Italy, one of the world’s premier manufacturers of such equipment. Most of the construction and installation work was performed by Mechel Targoviste’s specialists.

The furnace modernization will significantly increase the billets’ range. Continuously cast billets have been expanded to a maximum sector of 150 x 180 mm section, compared with the previous maximum of 140 x 140 mm. The new equipment will reduce utilization of the obsolete blooming technology, and the subsidiary will start using, to the maximum extent possible, the billets manufactured at the continuous casting machine commissioned in March 2007 after its reconstruction. The modernized furnace will heat billets more evenly, thus improving the quality of the manufactured products. The new equipment will lead to more efficient consumption of natural gas and electric power as well as refractories. Raw material consumption per tonne of the finished products will also reduce significantly as well as volume of human labor will decrease due to the full automation of the furnace. Installation of the new equipment will reduce production repair and maintenance costs.

All recent equipment that was installed and reconstructed, complies with the highest European standards in terms of quality and operation reliability. Mechel Targoviste plant is gradually turning into one of the leading steel manufacturing enterprises in Eastern Europe.

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date:  April 10, 2008